SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549



                            FORM 11-K




         [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                THE SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 1993


                                or


         [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
                FOR THE TRANSITION PERIOD FROM

                   ____________ TO ____________



                BANK OF HAWAII PROFIT-SHARING PLAN
       _____________________________________________________
        Full title of the plan and the address of the plan,
        if different from that of the issuer named below:



                        Bancorp Hawaii, Inc.
                        130 Merchant Street
                      Honolulu, Hawaii  96846
       _____________________________________________________
       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Required Information

     Listed below are the financial statements and exhibits filed as part of the annual report.

     A)  Financial Statements

         1)  Report of Independent Certified Public Accounts
         2) Statements of Net Assets Available for Plan Benefits December 31, 1993 and 1992
         3) Statements of Investment Operations - Years Ended December 31, 1993, 1992 and 1991
         4) Statements of Changes in Net Assets Available for Plan Benefits - Years Ended December 31, 1993, 1992 and 1991
         5)  Notes to financial statements
         6)  Schedule of Security Investments  December 31, 1993
         7) Schedule of Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets December 31, 1993

     B)  Exhibits

         Consent of Independent Certified Public Accountants



                              SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                BANK OF HAWAII PROFIT-SHARING
                                  PLAN



Date:  June 22, 1994            By:  LAWRENCE M. JOHNSON

                                     Lawrence M. Johnson
                                     President and Director of
                                     Bancorp Hawaii, Inc. and
                                     member of the Profit-Sharing
                                     Trust Committee

                         Financial Statements
                   Including Supplemental Schedules

                  Bank of Hawaii Profit Sharing Plan


            Years ended December 31, 1993, 1992  and 1991
                  with Report of Independent Auditors

                 Bank of Hawaii Profit Sharing Plan

                       Financial Statements
                Including Supplemental Schedules


          Years ended December 31, 1993, 1992 and 1991




                            Contents

Report of Independent Auditors . . . . . . . . . . . . . . . . 5
Statements of Net Assets Available for Plan Benefits . . . . . 6
Statements of Investment Operations. . . . . . . . . . . . . . 7
Statements of Changes in Net Assets Available for Plan
     Benefits. . . . . . . . . . . . . . . . . . . . . . . . . 8
Notes to Financial Statements. . . . . . . . . . . . . . . . . 9

Supplemental Schedules

Schedule of Security Investments . . . . . . . . . . . . . . .15
Schedule of Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets . . .16

                 Report of Independent Auditors

The Board of Directors
Bank of Hawaii and
The Profit Sharing Trust Committee
Bank of Hawaii Profit Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of the Bank of Hawaii Profit Sharing Plan as of December 31, 1993 and 1992 and the related statements of investment operations and changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's Trust Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trust Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the results of its investment operations and changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of security investments as of December 31, 1993, and transactions or series of transactions in excess of 5% of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.



                                      ERNST & YOUNG


Honolulu, Hawaii
April 8, 1994

                                   Bank of Hawaii Profit Sharing Plan

                          Statements of Net Assets Available for Plan Benefits

                                                                                                  December 31
                                                                                      1993                           1992
                                                                                  -------------                  -------------
Assets

Investments:
  Investment securities, at fair value (Notes 3 and 4):
     Wellington Fund                                                              $  20,318,009                  $  16,770,430
     Windsor Fund                                                                    20,789,046                     15,886,767
     Vanguard Fiduciary Trust Company Investment
       Contract Trust                                                                30,853,711                     28,299,809
     500 Portfolio of the Vanguard Index Trust                                        1,351,122                        989,311
     Short-Term Federal Bond Portfolio of the
       Vanguard Fixed Income Securities Fund                                            907,718                        511,610
     Bancorp Stock Fund                                                              51,227,238                     53,859,640
                                                                                 --------------                  -------------
                                                                                    125,446,844                    116,317,567


Receivables:
  Employer contribution (Note 2)                                                      6,918,685                      7,097,262
  Employee contributions                                                                293,598                        265,857
  Accrued interest and other                                                                746                          1,256
                                                                                 --------------                  -------------
                                                                                      7,213,029                      7,364,375
                                                                                 --------------                  -------------
Net assets available for plan benefits                                             $132,659,873                   $123,681,942
                                                                                 ==============                  =============

See accompanying notes.

                                         Bank of Hawaii Profit Sharing Plan

                                        Statements of Investment Operations


                                                                                      Year ended December 31
                                                                      1993                     1992                    1991

- - - - - ------------------------------------------------------------------------------------------------------------
Investment income
Dividends on Bancorp Hawaii
  Common Stock (Note 4)                                            $  1,650,019              $  1,526,463            $  1,344,649
Dividends on units of mutual funds                                    3,005,359                 1,969,976               2,273,077
Interest income                                                       1,861,871                 1,817,079               1,832,468
                                                                          -------------------------------------------------------
Total investment income                                               6,517,249                 5,313,518               5,450,194

Realized and unrealized gain on
 investments
Net realized gain from security
  transactions (Notes 1 and 3)                                        3,378,609                 1,816,084               2,072,295
Unrealized appreciation of
  investments:
    Beginning of year                                                20,496,975                21,888,076               1,974,627
    End of year                                                      16,652,882                20,496,975              21,888,076
                                                                          -------------------------------------------------------
    Changes in unrealized
      appreciation (depreciation)                                   (3,844,093)               (1,391,101)              19,913,449
                                                                          -------------------------------------------------------
    Net realized and unrealized gain
      (loss) on investments                                           (465,484)                   424,983              21,985,744
                                                                          -------------------------------------------------------
Income and gain (loss) on
  investments                                                      $  6,051,765              $  5,738,501             $27,435,938
                                                                          =======================================================

See accompanying notes.

                                        Bank of Hawaii Profit Sharing Plan

                        Statements of Changes in Net Assets Available for Plan Benefits

                                                                                    Year ended December 31
                                                                    1993                       1992                    1991
- - - - - ------------------------------------------------------------------------------------------------------------
Net assets available for plan benefits
  at beginning of year (Note 6)                                    $123,681,942              $112,815,473           $  76,965,126

Contributions
Employee                                                              3,531,630                 3,222,787               2,785,493
Employer                                                              6,922,581                 7,099,932               6,726,944
Other                                                                    59,745                   140,810               4,137,026
                                                                          -------------------------------------------------------
                                                                     10,513,956                10,463,529              13,649,463

Investment income                                                     6,517,249                 5,313,518               5,450,194
Net realized and unrealized gain
  (loss) on investments                                               (465,484)                   424,983              21,985,744
                                                                          -------------------------------------------------------
Income and gain (loss) on
  investments                                                         6,051,765                 5,738,501              27,435,938

Distributions to members                                            (7,587,790)               (5,335,561)             (5,235,054)
                                                                          -------------------------------------------------------
Net assets available for plan
  benefits at end of year                                          $132,659,873              $123,681,942            $112,815,473
                                                                          =======================================================


See accompanying notes.

Bank of Hawaii Profit Sharing Plan
Notes to Financial Statements
December 31, 1993, 1992 and 1991

1. Summary of Significant Accounting Policies

Investment securities are stated at fair value. Values for the Bancorp Stock Fund and the mutual funds are determined based on quoted values. Values for the Vanguard Fiduciary Trust Company Investment Contract Trust (the "Investment Contract Trust") are determined based upon book value. Net gains and losses from securities transactions are computed using the average cost method.

2. Description of the Plan

The following description of the Bank of Hawaii Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. The Plan is a defined contribution plan and covers regular staff members of Bank of Hawaii and certain subsidiaries of Bancorp Hawaii, Inc. and Bank of Hawaii collectively (the "Bank") who have fulfilled the Plan's membership requirements. Bank of Hawaii is a wholly-owned subsidiary of Bancorp Hawaii, Inc. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Each year, the Bank contributes to the Plan an amount determined by a schedule based upon Bancorp Hawaii, Inc.'s profits for the year. The formula varies upward or downward depending on Bancorp Hawaii, Inc.'s adjusted net income and adjusted return on equity. Members are allowed to contribute up to 7% of their eligible compensation to the Plan. However, members' contributions are limited to a maximum annual amount as provided under the Internal Revenue Code ($8,994 for 1993).

The Plan's trustee is the Vanguard Fiduciary Trust Company. The members' investment options include the Bancorp Stock Fund, the Wellington Fund, the Windsor Fund, the 500 Portfolio of the Vanguard Index Trust (the "Vanguard 500 Portfolio"), Short-Term Federal Bonds Portfolio of the Vanguard Fixed Income Securities Fund (the "Short-Term Federal Bond Portfolio"), and the Investment Contract Trust.

The Plan allows each member to elect to receive up to 50% of his/her portion of the Bank's annual allocation in cash after year end. The remaining amounts can be invested in any combination of the six investment options. Members are fully vested in the Plan's assets allocated to their accounts.

Under the Plan, a member retiring on an early retirement date may elect to defer payment of benefits until a subsequent year. The benefits are disbursed upon notice from the member or designated beneficiary. Under certain conditions, a member may receive part or all of the value of his or her accounts before termination or retirement. Otherwise, distributions to retirees are normally made during the quarter following retirement or withdrawal.

3. Investment Securities

During 1993, 1992 and 1991, the change in unrealized appreciation
(depreciation) in the Plan's investment securities is as follows:

                                                                                    Year ended December 31
                                                               1993                       1992                        1991
- - - - - -----------------------------------------------------------------------------------------------------------
Bancorp Stock Fund                                           $(6,341,908)                 $(2,963,855)              $16,507,498
Wellington Fund                                                 1,026,703                      287,169                1,892,533
Windsor Fund                                                    1,425,941                    1,262,881                1,476,783
Vanguard 500 Portfolio                                             47,576                       30,644                   28,932
Short-Term Federal Bond Portfolio                                 (2,405)                      (7,940)                    7,703
                                                                    -----------------------------------------------------------
                                                             $(3,844,093)                 $(1,391,101)              $19,913,449
                                                                    ===========================================================

The reporting requirements under ERISA specify that realized gains and losses are to be calculated as the difference between the proceeds of assets sold during the year and the fair value of those assets at the beginning of the year (or the purchase price if the assets sold were acquired during the year). This differs from generally accepted accounting principles which bases the calculation of realized gains and losses on historical cost. As a result, the 1993 net realized gain in these financial statements was $2,599,454 greater than that reported in Form 5500 as shown below:

                                                                      Gain (loss)
                                                                          Per
                               Aggregate           Aggregate           Vanguard                                Net realized
                               Proceeds              Cost                5500              Difference           gain (loss)
- - - - - ---------------------------------------------------------------------------------------------------------------
Wellington
Fund                          $ 1,482,313         $ 1,423,125           $  59,188         $     53,103         $   112,291

Windsor
Fund                            1,347,281           1,237,291             109,990             (32,515)              77,475

Investment
Contract
Trust                           4,837,899           4,837,899                   -                    -                   -

500 Portfolio                     457,490             445,545              11,945               19,024              30,969

Short-Term
Federal
Bond
Portfolio                         159,100             157,143               1,957                (136)               1,821

Bancorp
Stock Fund                      7,074,738           6,478,663             596,075            2,559,978           3,156,053
                                         ---------------------------------------------------------------------------------
                              $15,358,821         $14,579,666            $779,155           $2,599,454          $3,378,609
                                         =================================================================================

Gains and losses from securities transactions are computed using the average cost method.

4. Transactions with Related Parties

The Plan's investment portfolio at December 31, 1993, includes
$51,227,238 in the Bancorp Stock Fund.  Dividends received during
1993 by this fund from its investment in common stock of Bancorp totaled $1,650,019.

Fees paid to the Plan trustee and other administrative expenses were absorbed by Bank of Hawaii.

5. Federal Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service that the Plan, in form, is qualified under Internal Revenue Code (the "Code") Sections 401(a) and 401(k), and its trust is exempt from income tax under Section 501(a) of the Code.

6. Changes in Net Assets Available for Plan Benefits by Fund

During 1993, the change in net assets available for plan benefits by fund is as follows:

                                                       Year ended December 31, 1993
- - - - - ---------------------------------------------------------------------------------------------

                                                                                             Bancorp
                                                  Wellington             Windsor               Stock                 500
                                                        Fund                Fund                Fund           Portfolio
- - - - - ---------------------------------------------------------------------------------------------
Net assets available
  for plan benefits at
  beginning of year                              $17,933,310         $17,221,633         $56,455,107          $1,152,634

Employee transfers
  to (from) funds                                    532,276             366,031         (1,743,409)             206,160

Contributions
Employee                                             540,963             628,930           1,293,331             144,650
Employer                                           1,140,158           1,317,206           2,343,972             225,762
Other                                                 18,176              18,015               4,425               5,466
                                                           -------------------------------------------------------------
                                                   1,699,297           1,964,151           3,641,728             375,878

Investment income                                  1,227,083           1,742,946           1,659,816              35,330
Net realized and
  unrealized gain
  on investments                                   1,138,994           1,503,416         (3,185,855)              78,545
                                                           -------------------------------------------------------------
Income and net gain
  on investments                                   2,366,077           3,246,362         (1,526,039)             113,875
Distributions to
  Members                                        (1,028,240)           (624,759)         (3,165,986)           (257,722)
                                                           -------------------------------------------------------------
Net assets available
  for plan benefits at
  end of year                                    $21,502,720         $22,173,418         $53,661,401          $1,590,825
                                                           =============================================================
Net asset value per
  unit:                                               $20.40              $13.91              $14.67              $43.83
Number of
  participants with
  year end balances:                                   1,878               1,844               2,806                 438

                                                    Year ended December 31, 1993
- - - - - ---------------------------------------------------------------------------------------------
                                                       Short
                                                        Term
                                                     Federal          Investment
                                                        Bond            Contract
                                                   Portfolio               Trust               Total
- - - - - ---------------------------------------------------------------------------------------------
Net assets available
  for plan benefits at
  beginning of year                                 $584,506         $30,334,752        $123,681,942

Employee transfers
  to (from) funds                                    254,073             384,869                   -

Contributions
Employee                                              65,963             857,793           3,531,630
Employer                                             109,710           1,785,773           6,922,581
Other                                                  1,008              12,655              59,745
                                                       ---------------------------------------------
                                                     176,681           2,656,221          10,513,956

Investment income                                     48,631           1,803,443           6,517,249
Net realized and
  unrealized gain
  on investments                                       (584)                   -           (465,484)
                                                       ---------------------------------------------
Income and net gain
  on investments                                      48,047           1,803,443           6,051,765
Distributions to
  Members                                           (39,765)         (2,471,318)         (7,587,790)
                                                       ---------------------------------------------
Net assets available
  for plan benefits at
  end of year                                     $1,023,542         $32,707,967        $132,659,873
                                                       =============================================
Net asset value per
  unit:                                               $10.34               $1.00
Number of
  participants with,
  year end balances:                                     298               2,245               3,498

                      Supplemental Schedules

                                      Bank of Hawaii Profit Sharing Plan

                                       Schedule of Security Investments

                                             December 31, 1993

Identity of Issue                                 Description                      Cost                      Market Value
- - - - - ---------------------------------------------------------------------------------------------------------------
Wellington Fund                                Mutual fund                      $  18,538,128                $  20,318,009

Windsor Fund                                   Mutual fund                         20,318,024                   20,789,046

500 Portfolio                                  Mutual Fund                          1,243,969                    1,351,122

Short-Term Federal
  Bond Portfolio                               Mutual fund                            910,359                      907,718

Investment Contract
  Trust                                        Pooled investment
                                               fund                                30,853,711                   30,853,711

Bancorp Stock Fund                             Pooled investment
                                               fund                                36,929,771                   51,227,238
                                                                               -------------------------------------------
                                                                                 $108,793,962                 $125,446,844
                                                                               ===========================================

                                 Bank of Hawaii Profit Sharing Plan

                          Schedule of Transactions or Series of Transactions
                         in Excess of 5% of the Current Value of Plan Assets

                                    Year ended December 31, 1993

                                    No.                No.of                                                       Net
          Description               of                Sales/            Cost of               Proceeds            Gain or
           of Assets             Purchases           Maturities        Purchases            from Sales            (Loss)
- - - - - ---------------------------------------------------------------------------------------------------------------
Windsor Fund                           98                102             $4,746,143            $1,347,280          $   77,476
Bancorp Stock
  Fund                                103                160             $7,628,195            $7,074,738          $3,156,049
Investment
  Contract Trust                      166                139             $7,391,800            $4,837,899          $        -


                  Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-29872) pertaining to the Bank of Hawaii Profit Sharing Plan, of our report dated April 8, 1994, with respect to the financial statements and schedules of the Bank of Hawaii Profit Sharing Plan included in this Annual Report
(Form 11-K) for the year ended December 31, 1993.



                                        ERNST & YOUNG



Honolulu, Hawaii
June 17, 1994